SOCIAL COMMERCE PARTNERS CORPORATION

5717 Legacy Drive, #250

Plano, TX 75024

December 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

RE:	Social Commerce Partners Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333- 291762) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

Reference is made to the Company’s letter, filed as correspondence via EDGAR on December 11, 2025, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) for Monday, December 15, 2025, at 4:00 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

Very truly yours,

SOCIAL COMMERCE PARTNERS CORPORATION

By:	/s/ Stuart Johnson
	Name:	Stuart Johnson
	Title:	Chief Executive Officer